Exhibit 20.4

ASSIGNMENT AGREEMENT

THIS ASSIGNMENT is made effective as of this 16th day of December, 2010

BETWEEN:

LEXARIA CORP., a company incorporated under the laws of the State of Nevada, having a business office at #950 - 1130 West Pender, Vancouver, British Columbia, Canada V6E 4A4

(the “Assignor,” or, “Lexaria”)

AND:

Emerald Atlantic, LLC, a business in the State of Texas, having an office at #11714 Spriggs Way, Houston Texas 77024

(the “Assignee”)

WHEREAS:

A.	The Assignor and the Assignee are in the business of natural resources exploration and development;

B.

Lexaria has entered into a farmout, option and participation letter agreement dated December 9, 2010 (the “Head Agreement”), a copy of which is available hereto, with Griffin & Griffin Exploration L.L.C. (“Griffin”) with respect to the following property: Tuscaloosa well target on North Red Bug Prospect.

C.	Lexaria currently has the right to earn:

(1)

A 5.75% working interest before casing point (BCP) and 4.423% working interest after casing point (ACP) in the Tuscaloosa well known as USA 1-27, in the North Red Bug prospect, located in Section 27, Township 4N, Rang 1W, Wilkinson County Mississippi and with a target depth of approximately 11,900 feet, and;

D.

On or about December 13, 2010, the Assignor entered into an Authorization For Expenditure agreement (the “AFE”) with Griffin, a copy of which is attached as Exhibit II hereto, to participate in the drilling and completion of the Tuscaloosa well known as USA 1-27, by paying a 5.75% (estimated at $115,097.75) share of the drilling costs and 4.423% (estimated at $44,982.00) of the completion costs to earn a 4.423% net revenue interest (the “Net Revenue Interest”) in the well; and

E.

The Assignee wishes to purchase from the Assignor and the Assignor wishes to sell to the Assignee a revenue interest of 18.0% of a 4.423% share of the Assignor’s Net Revenue Interest after field operating expenses (for clarity, a 0.79614% net revenue interest) from the USA 1-27 well (the “Assigned Interest”);

F.	In consideration for the Assigned Interest the Assignee has agreed to pay to the Assignor:

	(a)	20.0% of the Assignor’s estimated costs currently budgeted at approximately $160,079.75 but subject to revision by Griffin, being an amount of US$32,075.95 (the “Initial Consideration”); and

(b)

20.0% of the Assignor’s 4.423% share of USA 1-27 well costs from time to time for infrastructure, pipes, tanks, compressors, trucking, etc, as recommended for expenditure by Griffin (the “Subsequent Consideration”); and,

G.

Upon the terms and subject to the conditions set forth in this Assignment, the consent of Griffin with respect to the Assignment herein having been obtained, the Assignor wishes to assign and the Assignee wishes to accept the assignment of the Assigned Interest as shown above in and to the Participation Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree each with the other as follows:

1.

The Assignor hereby assigns, transfers and sets over to the Assignee, effective as of the date hereof, all proportionate rights, interest and benefits in the Assigned Interest held by or granted to the Assignor in and to the Participation Agreement between the Assignor and Griffin; and details of which are referenced in the attached Exhibit II. The Assignee hereby acknowledges and agrees that the Assignor is making no representation or covenant as to whether any oil revenue will be recovered from the Assigned Interest.

2.	The Assignee hereby agrees to pay to the Assignor the Initial Consideration, within 5 days of the signing of this Assignment.

3.

The Assignee hereby agrees to pay to the Assignor the Subsequent Consideration as required and or demanded by the Assignor. In the event the Assignee does not provide the Subsequent Consideration within five (5) business days, Griffin shall withhold such amount of revenue from the Assigned Interest in order to satisfy the then amount outstanding of the Subsequent Consideration.

4.

The Assignor warrants and represents to the Assignee that as of the date of this Assignment, the Participation Agreement is in full force and effect, without modification or amendment, that the Assignor has the full right and authority to assign the Assigned Interest and all of the Assigned Interest’s rights, interest and benefits held by or granted to the Assignor in and to the Participation Agreement and that such rights, interest and benefits assigned to the Assignee herein are free of lien, encumbrance or adverse claim.

5.

The Assignee hereby assumes and agrees to perform all obligations of the Assignor with respect to the Assigned Interest under the Participation Agreement and guarantees to hold the Assignor harmless from any claim or demand of any kind made hereunder.

6.	This Assignment shall be binding upon and inure to the benefit of the parties, their successors and assigns.

7.

Each of the parties hereto will co-operate with the others and execute and deliver to the other parties hereto such other instruments and documents and take such other actions as may be reasonably requested from time to time by any other party hereto as necessary to carry out, evidence, and confirm the intended purpose of this Assignment.

8.	This Assignment may not be amended except by an instrument in writing signed by each of the parties.

9.

This Assignment and the Exhibit hereto contain the entire agreement between the parties with respect to the subject matter hereof and supercede all prior arrangements and understandings, both written and oral, express or implied, with respect thereto. Any preceding correspondence or offers are expressly superceded and terminated by this Assignment.

10.

All notices and other communications required or permitted under this Assignment must be in writing and will be deemed given if sent by personal delivery, faxed with electronic confirmation of delivery, internationally recognized courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as will be specified by like notice):

If to the Assignor:	If to the Assignee:	If to Griffin:

950 - 1130 West Pender St.	#11714 Spriggs Way	1904 Lakeland Drive,
Vancouver BC	Houston Texas	Suite F,
V6E 4A4	77024	Jackson, MS, 39236
604.602.1633 ph	281-925-0172 ph	601.713.1146 ph
604.602.1625 fax	dcd@att.net email	601.713.1175 fax

11.	This Assignment will be governed by and construed in accordance with the laws of the Province of British Columbia, Canada as applicable to contracts made and performed therein.

12.

This Assignment may be executed in one or more counterparts, all of which will be considered one and the same Assignment and will become effective when one or mare counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

13.	This Agreement may be executed by delivery of executed signature pages by fax and such fax execution will be effective for all purposes.

14.	Time is of essence in this Assignment.

IN WITNESS WHEREOF the parties have executed this Assignment as of the day and year first above written.

ASSIGNOR	ASSIGNEE

LEXARIA CORP.	EMERALD ATLANTIC LLC
Per: ______________________________	Per: ______________________________
Authorized Signatory	Authorized Signatory
Name: Bal Bhullar	Name: David DeMartini
Title: CFO, Director	Title: President